Exhibit 12.3
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	2007	2006	2005	2004	2003

Earnings, as defined:

Income from continuing operations before income taxes	$96,003	$115,452	$103,327	$60,830	$31,063
Adjust for distributed income of equity investees	6,064	(9,347)	(10,370)	1,990	(2,136)
Equity in loss of equity method investments	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	(48)	(435)
Fixed charges, as below	72,879	65,745	64,379	66,137	68,134
Total earnings, as defined	$174,946	$171,850	$157,336	$128,909	$96,626

Fixed charges, as defined:

Interest charges[1]	$71,946	$64,720	$62,962	$61,269	$64,813
Preferred stock dividends of subsidiaries - gross up -
IDACORP rate	-	-	-	3,216	1,915
Rental interest factor	933	1,025	1,417	1,652	1,406
Total fixed charges	$72,879	$65,745	$64,379	$66,137	$68,134

Preferred dividends requirements	$-	$-	$-	$-	$-

Total combined fixed charges	$72,879	$65,745	$63,379	$66,137	$68,134

Ratio of earnings to combined fixed charges and preferred
dividends	2.40 x	2.61 x	2.44 x	1.95 x	1.42 x

1 FIN 48 interest is not included in interest charges.